Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-6(b) of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 333-123309

     The following Plain Talk from Robert A. McDonald was posted to The Gillette Company’s internal web site:

What has been your impression of Gillette based on your interactions to date?

Right now there are less than a handful of consumer goods companies that are delivering excellent results. Procter & Gamble and Gillette are two of those companies. So, obviously, from the results alone, I'm very impressed with Gillette. Of course, as I've gotten to know more and more of the Gillette people I've become even more impressed, and I believe I've now met with nearly every one of the Gillette general managers from around the world. Further, Gillette has an outstanding go-to-market capability. They also have a strong in-store presence and are known for quality execution. In addition, they tend to be exceptionally good at the drug channel and this capability will be a big help to the merged company. We're doing everything we can to preserve that capability.

How would you compare the P&G and Gillette cultures?

Like us, Gillette is very performance oriented, has a passion for winning, is a leader in its businesses, and has people who behave like owners. Of course, there are differences in the cultures.

The culture of P&G will change as we bring in a large number of Gillette employees, but I believe this will be a real benefit to the new combined company. For example, many of the Gillette employees have worked for many more companies than just Gillette, so they bring a diverse range of work experiences. Conversely, many P&G employees have worked a variety of jobs for the same company over their careers. I think it will be powerful when you blend these two cultures together. We'll learn a lot from each other.

It will be important that we come together on culture as part of the integration. We want a combined culture where everyone feels welcome, valued, able to make a real contribution and a part of the team.

What do you think are the biggest challenges/opportunities ahead as we seek to complete the merger of P&G and Gillette?

First is making sure that we deliver the business. We owe that to our consumers, our retail customers, our suppliers, our shareholders and all of the other stakeholders who have put their faith in us. This is going to be tough because every employee is affected by this integration, either directly or indirectly. But, we can't allow ourselves to take our eye off the ball. We have to stay focused on driving the business while we do this integration. I'm convinced we can do both with excellence because the people of Gillette and P&G are the kind of people who make things happen; who get things done; who find a way to take advantage of an opportunity.

Second, we need to make sure we retain the best people to run the merged company. We've already started that process and have announced that Bruce Cleverly, Mike Cowhig, Joe Dooley, Peter Hoffman, Mark Leckie, Mary Ann Pesce and Ed Shirley are coming with us following the closing of the deal and other members of the leadership team will help with the transition. Of course, we have a lot more work ahead of us on this front, but I'm encouraged by the progress so far.

Third, is to get the balance right between the Gillette organization and the P&G organization in the markets. Gillette tends to be a highly-centralized organization around their five global brands; we tend to be a little bit more decentralized depending upon the business. What we don't want to do is to plop down a P&G structure on Gillette with all the associated costs. On the other hand, there might be some opportunities as we move forward to modify the current Gillette structure to be a little bit more like the P&G structure. And I believe we will learn from Gillette and improve our P&G structure. We've got to be careful and have balance as we do that work.

What advice would you have for a Gillette employee who has concerns about moving to P&G after the closing?

Take a look at our values. We have a clear statement of Purpose, Values and Principles today, so it's very easy to look at that and decide whether or not this is a company you want to work for. The values won't change. They are enduring - they have stood the test of time.

Second, meet the P&G people as soon as you can; get to know them. Once you do, I'm convinced that this is a company you will want to join.

Third, be aware that there may be more opportunities over time for individuals who perform well at P&G. With this larger company, I suspect the size of the combined Company can lead to more opportunities for people who perform well to move up in the organization.

Finally, recognize that Gillette employees might have an advantage in terms of recognizing and seizing opportunities here at P&G because of their different mindset. Many Gillette employees have worked in a number of different companies over the years. They might see opportunities that a P&G employee doesn't see because most P&Gers have been in the same company for so long. It's a great opportunity for the Gillette employees to distinguish themselves.

What would you like to tell Gillette employees about P&G?

Twenty-five years ago, I joined this company because of its values and because of its people, and for 25 years that's what's kept me here, as well as the challenging work. But the thing that we are here for is to improve consumer lives. We all feel like we can make a difference in consumer lives, and when you've lived or worked in places like I have, for example, the Philippines or India, you really DO believe you can improve consumer lives. I think that takes our job and makes it something more than just a job.

What final thing would you like to say to the Gillette employees?

Others have said it, and it's true. Gillette and P&G together will be the best consumer products company in the world. An organization we can all be proud of which works to improve consumer lives every day all over the world in many different ways. This is a company where you won't have to worry about whether you'll be criticized for doing the right thing. Doing the right thing is expected - everyday. Combining two major consumer product companies will involve big changes for all of us in the short-term, but it makes a lot sense over the long haul for the future of both companies.

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FORWARD-LOOKING STATEMENTS

     This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

     This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. On May 27, 2005, Gillette filed with the SEC a definitive proxy statement on Schedule 14A, including the definitive joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus has been mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

     Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 30, 2005, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants are included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.